**Vista Point Advisors, LLC**
**Statement of Financial Condition**
**December 31, 2015**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 2,531,383 |
| Accounts receivable | | 12,000 |
| Prepaid expensees | | 18,340 |
| Deposits | | 31,844 |
| **Total assets** | $ | 2,593,567 |

**Liabilities and Members' Equity**

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 110,828 |
| Accrued 401-k expense | | 46,231 |
| **Total liabilities** | | 157,059 |

**Members' equity**

| | | |
|---|---|---|
| Members' equity | | 2,436,508 |
| **Total members' equity** | | 2,436,508 |
| **Total liabilities and members' equity** | $ | 2,593,567 |

*The accompanying notes are an integral part of these financial statements.*